June 30, 1998



Securities and Exchange Commission
Operations Center
6432 General Green Way
Alexandria, VA  22312-2413

Gentlemen:

     We are transmitting Form 11-K Annual Report for the retirement savings plan for Indiana Gas Company, Inc.
for the fiscal year ended December 31, 1997, pursuant to
Section 15(d) of the Securities Exchange Act of 1934.

                              Very truly yours,


                              /s/Joseph E. Rosebrock
                              Joseph E. Rosebrock


               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM 11-K

                          ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

           For the Fiscal Year Ended December 31, 1997


A. Full Title of the Plan and the Address of the Plan, if Different from that of the Issuer named below:

  Indiana Energy, Inc.
  Retirement Savings Plan
  1630 North Meridian Street
  Indianapolis, IN  46202

B. Name of issuer of the Securities Held Pursuant to the Plan and the Address of its Principal Executive Officer:

  Indiana Energy, Inc.
  1630 North Meridian Street
  Indianapolis, IN  46202

ITEM 1 - Changes in the Plan

         Effective July 1, 1995, T. Rowe Price (the trustee) assumed trustee and recordkeeping responsibilities from Fifth Third Bank. Plan assets, except for Fund A, were sold and reinvested in four similar funds established by T. Rowe Price at the participants' current investment allocation percentages.

         Effective October 1, 1997, Indiana Energy, Inc. became the sponsor, replacing Indiana Gas Company, Inc.

ITEM 2 - Changes in Investment Policy

          None

ITEM 3 - Contributions Under the Plan

          None


ITEM 4 - Participating Employees

          Approximately 1,161 employees were participants in the Plan at December 31, 1997.


ITEM 5 - Administration of the Plan

          (a) The following table sets forth the names of the persons who administer the Plan and all positions or offices held with the issuer, Indiana Energy, Inc. (IEI) and affiliated companies. Each person acts as a member of the Plan Committee and has an address at 1630 North Meridian Street, Indianapolis, Indiana 46202.

                                   Positions or Officers with issuer
Name                               or Affiliate

Lawrence A. Ferger                 Chairman and Chief Executive
                                   Officer of IEI and IGC

Niel C. Ellerbrook                 President & Chief Operating
                                   Officer of IEI and President
                                   of IGC

Paul T. Baker                      Executive Vice President & Chief
                                   Operating Officer of IGC

Steven M. Schein                   Vice President and Treasurer of
                                   IEI and IGC

Thomas J. Zabor                    Vice President of Human Resources
                                   of IEI Services

            As of December 31, 1997, the trust fund was managed by T. Rowe Price, as trustee.

          (b) The members of the Plan committee received no compensation from the Plan for Services as members of the Plan Committee during the fiscal year ended December 31, 1997. See Item 6(b) for information concerning compensation of the trustee.

ITEM 6 - Custodian of Investments

          (a) Since July 1, 1995, T. Rowe Price, P.O. Box 17215, Baltimore, MD 21297-0354, has acted as custodian of the securities and other investments of the Plan.

          (b)  Not Applicable

          (c) Custodian is exempt under ERISA from having to furnish any bond in connection with the custody of security investments or other assets of the Plan.


ITEM 7 - Reports to Participating Employees

          Employees participating in the plan receive annual summaries of the operations of the Plan (including financial data) and quarterly statements of participant accounts reflecting account balances, contributions to the account, and earnings for the account.

ITEM 8 - Investment of Funds

          (a)  (1) Not Applicable

          (a)  (2) Not Applicable

          (b)  Not Applicable

ITEM 9 - Financial Statements and Exhibits

          (a)  The following financial statements are included in this Form
               11-k:

               Report of Independent Public Accountants

               Statement of Financial Condition as of December 31,
               1997

               Statement of Financial Condition as of December 31,
               1996

               Statement of Income and Other Changes in Plan Equity for the year ended December 31, 1997

               Statement of Income and Other Changes in Plan Equity for the year ended December 31, 1996

               Statement of Income and Other Changes in Plan Equity for the year ended December 31, 1995

               Notes to Financial Statements



                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan committee has duly caused this annual report to be signed by the Undersigned thereunto duly authorized.



                                   INDIANA GAS COMPANY, INC.
                                   RETIREMENT SAVINGS PLAN

                                   By:  The Plan Committee as
                                        Plan Administrator



                                   /s/Lawrence A. Ferger
                                   Lawrence A. Ferger



                                   /s/Niel C. Ellerbrook
                                   Niel C. Ellerbrook



                                   /s/Paul T. Baker
                                   Paul T. Baker



                                   /s/Steven M. Schein
                                   Steven M. Schein



                                   /s/Thomas J. Zabor
                                   Thomas J. Zabor

Date:  June 30, 1998


                      INDIANA ENERGY, INC.

                     RETIREMENT SAVINGS PLAN

  (Formerly Indiana Gas Company, Inc. Retirement Savings Plan)

                  INDEX TO FINANCIAL STATEMENTS



                                                      Page

Report of Independent Public Accountants

Statements of Financial Condition

Statements of Income and Other Changes
  in Plan Equity

Notes to Financial Statements



                                                     Schedule

Item 27a - Assets Held for Investment Purposes           I

Item 27d - Reportable Transactions                      II




                      INDIANA ENERGY, INC.

                     RETIREMENT SAVINGS PLAN

               (Formerly Indiana Gas Company, Inc.
                    Retirement Savings Plan)

                AS OF DECEMBER 31, 1997 AND 1996

                          TOGETHER WITH

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




               REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Indiana Energy, Inc.
Investment Committee:

We have audited the accompanying statements of financial condition of the INDIANA ENERGY, INC. RETIREMENT SAVINGS PLAN (formerly the Indiana Gas Company, Inc. Retirement Savings Plan) as of December 31, 1997 and 1996, and the related statements of income and other changes in plan equity for the three years ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1997 and 1996, and the changes in its plan equity for the three years ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of financial condition and the statements of income and other changes in plan equity are presented for purposes of additional analysis rather than to present the plan equity and changes in plan equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the aggregate number of purchase and sales transactions of each security included therein. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



                                   ARTHUR ANDERSEN LLP



Indianapolis, Indiana,
June 12, 1998.



                                                                       INDIANA ENERGY, INC.

                                                                      RETIREMENT SAVINGS PLAN

                                                (Formerly the Indiana Gas Company, Inc. Retirement Savings Plan)

                                                                 STATEMENT OF FINANCIAL CONDITION

                                                                      AS OF DECEMBER 31, 1997



                                                                                   T. Rowe Price

                    Indiana
                    Energy,    Stable
                    Inc.       Value                                                   Equity
                    Common     Common     Equity                 Int'l      New        Index      Spectrum
                    Stock      Trust      Income      Balanced   Stock      Horizons   500        Growth     Partic.
                    Fund       Fund       Fund        Fund       Fund       Fund       Fund       Fund       Loan Fund  Total
ASSETS:
 Investments, at
  current market
  value (cost
  $54,732,233)-
    Ind. Ener.,Inc.
     common stock  $34,148,777 $        - $         - $        - $        - $        - $        - $        - $        - $34,148,777
    Collective/
    Common
    Trust Fund               -  8,612,893           -          -          -          -          -          -          -   8,612,893
    Mutual Funds             -          -  13,287,016  6,900,836  1,137,509  2,502,972  2,713,995  1,168,056          -  27,710,384
    Partic. loans            -          -           -          -          -          -          -          -  2,888,405   2,888,405
                                                                                                           -          -           -
       Tot. invest. 34,148,777  8,612,893  13,287,016  6,900,836  1,137,509  2,502,972  2,713,995  1,168,056  2,888,405  73,360,459

  Employer contrib.    390,375    139,035     138,833     95,018     28,389     60,076     49,581     29,481          -     930,788
       receivable
PLAN EQUITY        $34,539,152 $8,751,928 $13,425,849 $6,995,854 $1,165,898 $2,563,048 $2,763,576 $1,197,537 $2,888,405 $74,291,247


  The accompanying notes and schedules are an integral part of this statement.





                                                                       INDIANA ENERGY, INC.

                                                                     RETIREMENT SAVINGS PLAN

                                             (Formerly the Indiana Gas Company, Inc. Retirement Savings Plan)

                                                                STATEMENT OF FINANCIAL CONDITION

                                                                      AS OF DECEMBER 31, 1996

                                                                         T. Rowe Price
                    Indiana
                    Energy,     Stable
                    Inc.        Value                                                  Equity
                    Common      Common      Equity                 Int'l    New        Index      Spectrum
                    Stock       Trust       Income      Balanced   Stock    Horizons   500        Growth     Partic.
                    Fund        Fund        Fund        Fund       Fund     Fund       Fund       Fund       Loan Fund  Total
ASSETS:
  Investments, at
  current market
  value (cost
  $46,716,903)-
    Ind. Ener., Inc.
     common stock   $24,875,067 $         - $         - $        - $      - $        - $        - $        - $        - $24,875,067
      Collective/
      Common
      Trust Fund              -   7,689,989           -          -        -          -          -          -          -   7,689,989
      Mutual Funds            -           -   9,561,886  5,550,032  820,914  1,890,457  1,470,928    819,680          -  20,113,897
      Partic. loans           -           -           -          -        -          -          -          -  2,836,458   2,836,458

        Tot. invest. 24,875,067   7,689,989   9,561,886  5,550,032  820,914  1,890,457  1,470,928    819,680  2,836,458  55,515,411

  Employer contrib.     461,893     145,098     141,275    113,398   31,416     22,186     18,385     56,562          -     990,213
       receivable
PLAN EQUITY         $25,336,960  $7,835,087  $9,703,161 $5,663,430 $852,330 $1,912,643 $1,489,313 $  876,242 $2,836,458 $56,505,624


  The accompanying notes and schedules are an integral part of this statement.



                                                           INDIANA ENERGY, INC.

                                                         RETIREMENT SAVINGS PLAN

                                  (Formerly the Indiana Gas Company, Inc. Retirement Savings Plan)

                                          STATEMENT OF INCOME AND OTHER CHANGES IN PLAN EQUITY

                                                    FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                        T. Rowe Price

                  Indiana
                  Energy,     Stable
                  Inc.        Value                                                   Equity
                  Common      Common     Equity                 Int'l      New        Index      Spectrum
                  Stock       Trust      Income      Balanced   Stock      Horizons   500        Growth     Partic.
                  Fund        Fund       Fund        Fund       Fund       Fund       Fund       Fund       Loan Fund  Total
ADDITIONS:
  Employee contr. $ 1,049,256 $  416,013 $   548,334 $  364,188 $   94,837 $  233,334 $  184,433 $  106,410 $        - $ 2,996,805
  Employer contr.     839,931    325,898     398,415    273,750     54,636    196,995    143,959     41,829          -   2,275,413
  Interest income           -          -           -          -          -          -          -          -    250,382     250,382
  Dividend income   1,199,509    489,186   1,304,500    262,453     60,195     60,747     55,394    118,369          -   3,550,353
  Unrealized appr.
    (depreciation)
     of invest.     8,590,349          -   1,433,972    730,423    (58,599)   136,727    434,766     19,212          -  11,286,850
  Realized
    gain (loss)
    on invest.        395,256          -     154,518     93,291     10,269     (4,836)    74,293     22,767          -     745,558
  Other inc.
  (exp.), net          (9,162)    (5,385)     (3,642)    (2,916)      (428)    (1,229)      (902)      (739)         -     (24,403)
                   12,065,139  1,225,712   3,836,097  1,721,189    160,910    621,738    891,943    307,848    250,382  21,080,958
DEDUCTIONS:
  Distribution of
    benefits to
    Participants     (961,344)  (908,415)   (627,373)  (390,271)   (31,325)   (71,200)  (118,222)   (77,866)   109,319  (3,295,335)

INTERFUND
TRANSFERS          (1,909,970)   612,996     550,333    (26,919)   169,133     57,987    477,961     68,479          -           -

LOAN REPAYMENTS       686,887    168,612     234,099    199,973     26,415     84,143     47,749     38,292 (1,486,170)          -

LOANS ISSUED         (678,520)  (182,064)   (270,468)  (171,548)   (11,565)   (42,263)   (25,168)   (15,458) 1,397,054           -

 Net increase       9,202,192    916,841   3,722,688  1,332,424    313,568    650,405  1,274,263    321,295     51,947  17,785,623

PLAN EQUITY,
 Dec. 31,1996      25,336,960  7,835,087   9,703,161  5,663,430    852,330  1,912,643  1,489,313    876,242  2,836,458  56,505,624

PLAN EQUITY,
 Dec. 31,1997     $34,539,152 $8,751,928 $13,425,849 $6,995,854 $1,165,898 $2,563,048 $2,763,576 $1,197,537 $2,888,405 $74,291,247



  The accompanying notes and schedules are an integral part of this statement.



                              INDIANA ENERGY, INC.

                             RETIREMENT SAVINGS PLAN

        (Formerly the Indiana Gas Company, Inc. Retirement Savings Plan)

              STATEMENT OF INCOME AND OTHER CHANGES IN PLAN EQUITY

                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                 T. Rowe Price
                  Indiana
                  Energy,     Stable
                  Inc.        Value                                                   Equity
                  Common      Common      Equity                 Int'l     New        Index      Spectrum
                  Stock       Trust       Income      Balanced   Stock     Horizons   500        Growth     Partic.
                  Fund        Fund        Fund        Fund       Fund      Fund       Fund       Fund       Loan Fund  Total
ADDITIONS:
  Employee contr. $1,165,222  $  442,254  $  554,847  $  410,304 $  73,500 $  215,781 $  145,901 $ 90,338   $        - $ 3,098,147
  Employer contr.    952,977     341,767     411,475     317,912    65,674    117,854     90,444   97,555            -   2,395,658
  Interest income          -           -           -           -         -          -          -        -      242,938     242,938
  Dividend income  1,101,437     419,976     594,086     234,534    21,338    171,554     42,783   56,956            -   2,642,664
  Unrealized appr.
    of invest.       359,343           -     926,809     439,233    67,186     27,081    161,656   49,638            -   2,030,946
  Realized gain
    on investments    92,848           -      51,781      39,566     3,027     34,185      7,982    2,714            -     232,103
  Other inc.
    (exp.), net      (12,519)    (11,854)     (3,130)       (963)      (54)      (302)      (182)     (44)           -     (29,048)
                   3,659,308   1,192,143   2,535,868   1,440,586   230,671    566,153    448,584  297,157      242,938  10,613,408
DEDUCTIONS:
  Distribution of
   benefits to
   Participants     (552,919)   (259,823)   (252,813)   (127,055)  (10,458)  (202,201)   (26,921) (13,189)     (79,323) (1,524,702)

INTERFUND TRANSFERS (895,659)     28,636    (154,166)   (391,848)  168,010    499,210    550,186  195,631            -           -

LOAN REPAYMENTS      645,132     172,155     221,029     193,161    25,868     74,091     43,876   32,904   (1,408,216)          -

LOANS ISSUED        (771,762)   (180,205)   (194,987)   (128,248)  (16,706)   (47,508)   (17,916) (10,112)   1,367,444           -
  Net increase     2,084,100     952,906   2,154,931     986,596   397,385    889,745    997,809  502,391      122,843   9,088,706

PLAN EQUITY,
 Dec. 31,1995     23,252,860   6,882,181   7,548,230   4,676,834   454,945  1,022,898    491,504  373,851    2,713,615  47,416,918

PLAN EQUITY,
 Dec. 31,1996    $25,336,960  $7,835,087  $9,703,161  $5,663,430 $ 852,330 $1,912,643 $1,489,313 $876,242   $2,836,458 $56,505,624


  The accompanying notes and schedules are an integral part of this statement.



                                                                      INDIANA GAS COMPANY, INC.

                                                                       RETIREMENT SAVINGS PLAN

                                                        STATEMENT OF INCOME AND OTHER CHANGES IN PLAN EQUITY

                                                                FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                                       T. Rowe Price

            Indiana                Provident                                    Inter-                             Parti-
            Energy, Inc.  Stable   Mutual              Stable  Equity           national  New      Equity Spectrum cipants'
            Common Stock  Value    Equity  Value Line  Value   Income  Balanced Stock     Horizons Index  Growth   Loan
            Fund A        Fund B   Fund C    Fund D    Fund    Fund    Fund     Fund      Fund     Fund   Fund     Fund      Total
ADDITIONS:
Employee
 contribu-
 tions      $ 1446180   $ 249166 $   260460 $ 245857 $ 240879 $ 274558 $ 232840 $  9124 $  37185 $ 26805 $ 14871 $    -   $ 3037925
Employer
 contribu-
 tions        1071562     118232     134659   126694   261858   284613   242566   19770    59227   41515   24124      -     2384820
Interest
income           3184     203999       1655    50249      -        -        -       -        -       -       -     163872    422959
Dividend
income        1005824        -          -      13728   205265   260391   121306   13276   103140   12286   23959      -     1759175
Unrealized
apprecia-
tion
(deprecia-
tion)
of invest-
ments         2852422        -          -        -        -     659041   256677    4265   (45302)  14128   (5973)     -     3735258
Realized
gain
(loss) on
invest-
ments          244209        -       829920   365127      -      46072    23872     -      (1826)      2     -        -     1507376
Other
income
(expense),
net             19576      (9503)     (2569)   (8674)   (4883)    (368)    (246)    -        -       -       -        -       (6667)
              6642957     561894    1224125   792981   703119  1524307   877015   46435   152424   94736   56981   163872  12840846
DEDUCTIONS:
Distribu-
tion of
benefits to
participants  (517545)   (197970)   (137289)  (39998) (149330)  (97224)  (33369)    -        -       -       -        -    (1172725)


INTERFUND
 TRANSFERS   (1418609)  (6442905)  (6065593)(4148968) 6264647  6066706  3773553  405996   860829  392100  312244      -         -

LOAN REPAY-
MENTS          732661     118956     111003   123815    90630   124411    95968    2560     9802    4807    4690 (1419303)      -

LOANS
ISSUED        (709617)   (260072)   (187187) (207400)  (26885)  (69970)  (36333)    (46)    (157)   (139)    (64) 1497870       -
Net increase
(decrease)    4729847   (6220097)  (5054941)(3479570) 6882181  7548230  4676834  454945  1022898  491504  373851   242439  11668121

PLAN EQUITY,
December 31,
  1994       18523013    6220097    5054941  3479570      -        -        -       -        -       -       -    2471176  35748797
PLAN EQUITY,
December 31,
  1995      $23252860 $      -   $      -   $     -  $6882181 $7548230 $4676834 $454945 $1022898 $491504 $373851 $2713615 $47416918

                                   The accompanying notes are an integral part of this statement.

                      INDIANA ENERGY, INC.

                     RETIREMENT SAVINGS PLAN

(Formerly the Indiana Gas Company, Inc. Retirement Savings Plan)

                  NOTES TO FINANCIAL STATEMENTS


1.  DESCRIPTION OF THE PLAN

     a.  General

Effective October 1, 1997, the Retirement Savings Plan (the Plan) sponsor changed from Indiana Gas Company, Inc. to Indiana Energy, Inc. (the Company). (Indiana Energy, Inc. is the parent company of Indiana Gas Company, Inc.) The Plan is a defined contribution plan. Effective October 1, 1997, the plan administrator changed from the Retirement Savings Plan Committee to the Company. Further details of the Plan are provided in the Summary Plan Description which has been distributed to all plan participants.

Effective July 1, 1995, T. Rowe Price (the trustee) assumed trustee and recordkeeping responsibilities from Fifth Third Bank. Plan assets, except Indiana Energy, Inc. Common Stock Fund A, were sold and reinvested in four similar funds established by the trustee at the participant's existing investment allocation percentages. Effective September 1, 1995, participants had four additional funds to invest in and made elections through a phone system. The four T. Rowe Price investment options available on September 1 were the Equity Index Fund, Spectrum Growth Fund, International Stock Fund, and New Horizons Fund. As of
September 1, 1995, participants could make contribution elections and investment transfers in 5% increments versus the 10% limit previously required. Participant elections and investment transfer decisions can be made daily.

     b.  Participation

Employees age twenty-one (21) or older become eligible to participate in the Plan on January 1, April 1, July 1, or
October 1 (valuation dates), coincident with or following completion of one (1) year of service. Each participant's account is adjusted daily for contributions, withdrawals, distributions, income earned, changes in the value of trust fund assets and expenses directly related to investment transactions.

     c.  Contributions and Vesting

Plan participants may elect to contribute up to 15% of their eligible compensation. All participants' contributions are fully vested. Annually, the Company contributes an amount equal to 2-1/2% of participants' eligible compensation. In addition, for nonbargaining participants, the Company matches 100% of the first 3% of eligible compensation contributed by nonbargaining participants' and 50% of nonbargaining participants' contributions between 3% and 8% of their eligible compensation. For bargaining participants, the Company matches 50% of the first 4% of eligible compensation. Company contributions become fully vested after a participant has completed five years of service. Participants may also contribute any unused flexible benefit dollars to the plan with the Company matching this contribution at 50%.

Contributions are subject to maximum limitations as defined in the Internal Revenue Code (the Code) and are invested in the Indiana Energy, Inc. Common Stock Fund and the following T. Rowe Price funds: Stable Value Common Trust, Equity Income, Balanced, International Stock, New Horizons, Equity Index 500 (formerly Equity Index), and the Spectrum Growth, as directed by participants.

     d.  Federal Income Tax Effect to Participants

The Plan was established as a qualified plan under Section 401(a) of the Code. This means that a participant is not subject to Federal income taxes on amounts contributed to the participant's account or earnings thereon, until such amounts are distributed to the participant or to a beneficiary in the event of the participant's death. Contributions to the participant's account are subject to Federal employment (FICA) taxes.

If a participant receives a distribution from his/her account prior to obtaining age 59-1/2, such distribution is taxed as ordinary income and may be subject to an additional 10% penalty tax unless one of the statutory exceptions to such penalty tax applies.

     e.  Distributions

Upon termination, a participant has the option to receive a lump sum distribution or periodic installments over a period not to exceed 10 years. If a lump sum is received, the participant may defer immediate taxation by rolling over the amount into a qualified plan or an individual retirement account (IRA). Effective January 1, 1993, the Unemployment Compensation Amendments Act of 1992 requires income tax withholding at a rate of 20% for any eligible rollover distribution that is not directly transferred to another qualified plan or IRA. This withholding requirement may not be waived by the participant receiving the distribution. Distributions made to participants who have reached age 70-1/2 are not subject to the 20% withholding requirement.

     f.  Forfeited Accounts

At December 31, 1997, forfeited nonvested accounts totaled approximately $16,900. These accounts will be used to reduce future employer contributions. Also, in 1997, employer contributions were reduced by $19,000 from forfeited nonvested accounts.

     g.  Participant Loans

The Plan allows eligible participants to borrow up to 50% of the vested amount of their participant's accounts with a minimum borrowing of $1,000. Each loan shall bear interest at a rate determined by the plan committee and is secured by the participant's remaining balance in his/her account. The term of the loan is mutually agreed upon by the plan committee and the participant. The loan repayment period shall not exceed 5 years, except in instances where the loan proceeds were used to acquire the principal residence of the participant.

A participant may have no more than one loan outstanding at any point in time. Loan payments, both principal and interest, shall be reapplied to the participant's account and reinvested in the applicable fund based on the participant's current election. At December 31, 1997 and 1996, there were 430 and 452 participants loans outstanding, respectively.

     h.  Related Party Transactions

Certain Plan investments are shares of mutual funds managed by
T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $5,348 for the year ended December 31, 1997.

     i.  Plan Termination

While it has not expressed any intention to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Upon partial or total termination of the Plan, the participants' accounts shall become fully vested and nonforfeitable.

     j.  Trustee Fees and Administrative Costs

Trustee fees and recordkeeping costs are paid by the Company.
Investment management costs are paid for by the Plan and are included in other income (expense) in the accompanying Statements of Income and Other Changes in Plan Equity.

2.  INVESTMENT PROGRAM

Before July 1, 1995, participants could direct their contributions to be invested in one or more of the following funds:

      Fund A - An equity fund, which invests principally in shares of Indiana Energy, Inc. common stock issued and purchased in the open market.

     Fund B - A fixed income fund, which invests principally in guaranteed investment contracts.

      Fund C - An equity investment fund, which invests principally in common stock.

      Fund D - A balanced fund, which invests principally in a mix of fixed income securities and common stock.

After July 1, 1995, participants may direct their contributions to be invested in one or more of the following funds:

      Indiana Energy, Inc. Common Stock Fund - An equity fund which invests principally in shares of Indiana Energy, Inc. common stock issued and purchased in the open market.

      T. Rowe Price Stable Value Common Trust Fund - A bank sponsored collective investment fund, which invests primarily in a portfolio of Guaranteed Investment
      Contracts (GIC's), Bank Investment Contracts (BIC's) and
      Structured Investment Contracts (SIC's).

      T. Rowe Price Equity Income Fund - A mutual fund, which most of the assets will be used to invest in common stocks of established companies and the remainder in foreign securities, convertible stocks and bonds.

      T. Rowe Price Balanced Fund - A mutual fund, which invests
      60% in common stock of large established companies and 40% in various fixed income securities and cash reserves.

      T. Rowe Price International Stock Fund - A mutual fund, which invests primarily in common stocks of established, non-U.S. companies. Derivative activity occurs within this fund. The fund engages in securities lending, which is collateralized with cash, mitigating the risk associated with such activities.

      T. Rowe Price New Horizons Fund - A mutual fund, which invests primarily in a diversified group of small, emerging growth companies.

      T. Rowe Price Equity Index 500 Fund - A mutual fund, which invests in all 500 stocks composing the S&P 500.

      T. Rowe Price Spectrum Growth Fund - A mutual fund, which invests in a number of other T. Rowe Price Mutual Funds
      (primarily domestic stock funds and also a foreign stock fund).

The number of participants with a balance in each fund at December 31, 1997 and 1996, were as follows:


                                                      Number of
                                                     Participants
                                                   1997       1996
     Indiana Energy, Inc. Common Stock            1,024      1,082
     T. Rowe Price-
       Stable Value Common Trust Fund               667        690
       Equity Income Fund                           730        723
       Balanced Fund                                591        609
       International Stock Fund                     183        132
       New Horizons Fund                            281        246
       Equity Index 500 Fund                        259        181
       Spectrum Growth Fund                         181        138


3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.  Basis of Accounting

Account records maintained by the Trustee are on the cash basis.
The accompanying financial statements have been prepared on an accrual basis.

     b.  Investments

Investments are stated at current market value (see Schedule I).
Investment transactions are reported on the trade date.

The change in market value from the beginning of the year to the date of sale for investments sold during the year is reported separately in the Statements of Income and Other Changes in Plan Equity as a realized gain on investments. The net realized gain on investments included in the plan equity is as follows:


                                                          Realized
                          Proceeds of                     Gain on
                             Sale      Cost of Asset    Investments
Indiana Energy, Inc.
Common Stock Fund         $ 4,549,531    $ 4,154,275      $395,256
Stable Value Common Trust
Fund                        2,095,484      2,095,484             -
Equity Income Fund          1,551,008      1,396,490       154,518
Balanced Fund               1,132,101      1,038,810        93,291
International Stock Fund      232,293        222,024        10,269
New Horizons Fund             538,414        543,250        (4,836)
Equity Index 500 Fund         623,075        548,782        74,293
Spectrum Growth Fund          360,772        338,005        22,767
     Total                $11,082,678    $10,337,120      $745,558


     c.  Reclassifications

Certain reclassifications have been made in the Company's financial statements and notes to financial statements of prior years to conform to the current year presentation. These reclassifications had no effect on previously reported Plan equity or changes therein. The descriptions of the financial statements comply with the requirements set forth by Form 11(K) under the Securities and Exchange Commission.


4.  UNREALIZED APPRECIATION OF ASSETS

The unrealized appreciation (depreciation) of assets included in the Plan equity is as follows:


                                                            T. Rowe Price

                      Indiana
                      Energy,     Stable
                      Inc.        Value                                                 Equity
                      Common      Common     Equity                  Int'l    New       Index    Spectrum
                      Stock       Trust      Income     Balanced     Stock    Horizons  500      Growth
                      Fund        Fund       Fund       Fund         Fund     Fund      Fund     Fund     Total

Balance as of
  December 31, 1995   $ 5,874,675 $       -  $  665,193 $  260,579   $ 4,264  $(45,310) $ 14,130 $(5,969) $ 6,767,562

Net change for 1996       359,343         -     926,809    439,233    67,186    27,081   161,656  49,638    2,030,946

Balance as of
  December 31, 1996     6,234,018         -   1,592,002    699,812    71,450   (18,229)  175,786  43,669    8,798,508

Net change for 1997     8,590,349         -   1,433,972    730,423   (58,599)  136,727   434,766  19,212   11,286,850

Balance as of
  December 31, 1997   $14,824,367 $       -  $3,025,974 $1,430,235   $12,851  $118,498  $610,552 $62,881  $20,085,358


5.  PLAN AMENDMENT

        a. Effective October 1, 1997, the plan sponsor changed from Indiana Gas Company, Inc. to Indiana Energy, Inc. (in connection with the Company's reorganization) and the plan administrator changed from the Retirement Savings Plan Committee to the Company.

     b. Effective October 1, 1997, IEI Investments, Inc. was added as a participating company in the Plan.

6.  TAX STATUS

The Company has made certain amendments to the Plan since receiving its last determination letter, dated April 19, 1996, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). As a result of these amendments, a determination letter will be requested from the IRS. In the opinion of the Plan Committee, the Plan is currently designed and continues to operate in a manner that qualifies it under IRC Section 401(a) and, therefore, is exempt from income taxes under the provisions of IRC Section 501(a). Accordingly, no provision for Federal income taxes has been made.

7.  REPORTABLE TRANSACTIONS

"Reportable Transactions" of the Plan are shown on Schedule II.


                                                                      SCHEDULE I

                              INDIANA ENERGY, INC.

                                 EIN 35-1654378

                             RETIREMENT SAVINGS PLAN

              (Formerly Indiana Gas Company, Inc., EIN 35-0793669,
                            Retirement Savings Plan)

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1997

                                                                Market
                                                               Value at
                                                             December 31,
                                   Shares        Cost           1997
INVESTMENTS:
 *Indiana Energy, Inc.
    Common Stock Fund           1,034,591    $20,467,473     $34,148,777

 *T. Rowe Price-

    Stable Value Common Trust
      Fund                      8,612,893      8,612,893       8,612,893

    Equity Income Fund            509,667     10,476,150      13,287,016

    Balanced Fund                 417,221      5,582,723       6,900,836

    International Stock Fund       84,762      1,120,031       1,137,509

    New Horizons Fund             107,424      2,375,028       2,502,972

    Equity Index 500 Fund         102,881      2,097,626       2,713,995

    Spectrum Growth Fund           73,324      1,111,904       1,168,056

PARTICIPANTS' LOAN FUND,
  interest ranging from 7.0%
  to 10%                                       2,888,405       2,888,405
                                             $54,732,233     $73,360,459


                  * Represents parties-in-interest to the Plan



                                                                     SCHEDULE II



                              INDIANA ENERGY, INC.

                                 EIN 35-1654378

                             RETIREMENT SAVINGS PLAN

  (Formerly Indiana Gas Company, Inc., EIN 35-0793669, Retirement Savings Plan)

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                                                                       Current
                                                                                                                       Value of
                                                                                                                       Asset on
                                                     Number of     Purchase     Selling      Cost of     Transaction   Net
Party Involved        Description of Asset           Transactions  Price        Price        Asset          Date       Gain
PURCHASES:
  **T. Rowe Price-
                      Indiana Energy, Inc.
                      Common Stock Fund                 *          $5,232,890   $        -   $5,232,890  $5,232,890    $        -
                      Stable Value Common Trust Fund    *           3,018,388            -    3,018,388   3,018,388             -
                      Equity Income Fund                *           3,842,166            -    3,842,166   3,842,166             -

SALES:
  **T. Rowe Price
                      Indiana Energy, Inc.
                      Common Stock Fund                 *                   -    4,549,531    3,495,530    4,549,531     1,054,001
                      Stable Value Common Trust Fund    *                   -    2,095,484    2,095,484    2,095,484             -
                      Equity Income Fund                *                   -    1,551,008    1,258,278    1,551,008       292,730


                     *  Information not available from trustee
                     ** Represents party-in-interest to the Plan
